SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

 (Rule 13e-100)
AMENDMENT NO. 1

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPLIPHI BIOSCIENCES CORPORATION

(Name of Issuer)

AmpliPhi Biosciences Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03211P

(CUSIP Number of Class of Securities)

M. Scott Salka

Chief Executive Officer

AmpliPhi Biosciences Corporation

800 East Leigh Street, Suite 209

Richmond, Virginia 23219

(804) 827-2524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Stephen Thau

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW

Washington, DC 20006

(202) 887-1500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$210.88	$0.03

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1,318 shares of common stock for an estimated $0.16 per share (the closing price of the Company’s common stock on May 29, 2015) in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split assuming a the reverse stock split is effected using the maximum possible ratio of one-for-fifty.

**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.00012280. Previously paid in connection with filing by the Company of Schedule 13E-3 on June 2, 2015.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on June 2, 2015 (the “Schedule 13E-3”) is being filed by AmpliPhi Biosciences Corporation (the “Company”) in connection with a reverse stock split (the “Reverse Stock Split”) of the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”). The Reverse Stock Split was approved by the Company’s shareholders on August 3, 2015 and is expected to take effect on August 7, 2015.

This Amendment constitutes the withdrawal of the previously filed Schedule 13E-3. On July 10, 2015, the Company filed a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As described in the Proxy Statement, the terms of the Reverse Stock Split provide that, if the number of shares of Common Stock a shareholder holds is not evenly divisible by the finally determined split ratio, such holder will receive a number of shares rounded up to the nearest whole share. Pursuant to these terms, the Reverse Stock Split will not result in a reduction in the number of record holders of the Company’s Common Stock, as was contemplated when the Schedule 13E-3 was originally filed. Accordingly, the Reverse Stock Split will not have the purpose or intent of producing any of the effects described in Rule 13e-3.

Accordingly, by the filing of this Amendment, the Company hereby withdraws the previously filed Schedule 13E-3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2015	AMPLIPHI BIOSCIENCES CORPORATION

	By:	/s/ David E. Bosher
	Name:	David E. Bosher
	Title:	Chief Financial Officer